Exhibit 12
ALERIS INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	(Successor)		(Predecessor)
	For the three		For the three
	months ended		months ended
	March 31, 2007		March 31, 2006
Earnings:
(Loss) earnings before provisions for income taxes and minority interests	$(52.8)		$45.2
Add: Total fixed charges (per below)	59.8		15.1
Less: Interest capitalization	2.0		0.2

Total earnings	5.0		60.1

Fixed Charges:
Interest expense, including interest capitalized	57.8		14.2
Portion of rental expense representative of the interest factor	2.0		0.9

Total fixed charges	59.8		15.1

Ratio of Earnings to Fixed Charges	(a	)	4.0

(a)	For the three months ended March 31, 2007, earnings were insufficient to cover fixed charges by $54.8.